Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.            Operating Results

Revenue

Our revenue was ₽3,524 million for the six months ended June 30, 2020, a decrease of ₽56 million, or 1.6%, compared to ₽3,580 million for the six months ended June 30, 2019. Our revenue was significantly affected by the COVID-19 pandemic from the end of the first quarter 2020 through the second quarter 2020. In the first quarter 2020, our revenue increased by ₽312 million, or 18.6%, primarily in our Russia segment, due to an increase in prices which resulted in the increase in ARPC across all customer segments, an increase of 10% in the number of paying customers in our Small and Medium Accounts segment and an increase of 12% in the number of paying customers in our Key Accounts in Other Regions of Russia. In the second quarter 2020, our revenue decreased by ₽368 million, or 19.3%, primarily in our Russia segment, due to a decrease in the number of paying customers in our Small and Medium Accounts by 29.1% in Moscow and St. Petersburg and 16.3% in Other regions of Russia on the back of the COVID-19 pandemic and associated restrictive measures, which led to a decrease in business activity.

Operating costs and expenses (exclusive of depreciation and amortization)

Operating costs and expenses (exclusive of depreciation and amortization) were ₽2,090 million for the six months ended June 30, 2020 compared to ₽2,066 million for the six months ended June 30, 2019, representing a slight increase by ₽24 million, or 1.2%.

Personnel expenses

Personnel expenses were ₽1,122 million for the six months ended June 30, 2020, compared to ₽1,072 million for the six months ended June 30, 2019. Personnel expenses increased by ₽50 million, or 4.6%, for the six months ended June 30, 2020 compared to the six months ended June 30, 2019, primarily due to (i) an increase in salaries due to indexation of wages effective from the beginning of 2020 and increase in headcount from 747 as of June 30, 2019 to 778 as of June 30, 2020; and (ii) an increase in remuneration of our Board of Directors (“BoD”),as the BoD remuneration arrangement commenced in the end of the full first half of 2019 that was partly offset by decrease in bonuses, other benefits and corporate events as part of our cost-cutting initiatives in the second quarter 2020 on the back of COVID-19 pandemic.

Marketing expenses

Marketing expenses were ₽552 million for the six months ended June 30, 2020, compared to ₽480 million for the six months ended June 30, 2019. Marketing expenses increased by ₽72 million, or 15.1%, for the six months ended June 30, 2020 compared to the six months ended June 30, 2019, primarily due to an increase in online marketing expenses and TV marketing expense. In the end of the second quarter 2020, we decided to ramp up our marketing activity significantly as we believe this will allow us to gain new audiences on the back of the increased job seeker activity that followed the removal of the COVID-19 restrictive measures.

Other general and administrative expenses

Our other general and administrative expenses were ₽416 million for the six months ended June 30, 2020, compared to ₽514 million for the six months ended June 30, 2019. Other general and administrative expenses consist primarily of professional services, insurance costs and office rent and maintenance costs. Our total other general and administrative expenses have decreased by ₽98 million, or 19.1%, primarily due to (i) our IPO-related professional costs of ₽126 million in the first half 2019 not occurring in the first half 2020; (ii) a decrease in office rent and maintenance by ₽20 million in the first half 2020 as part of our cost-saving initiatives; and (iii) an increase in our insurance costs as our D&O insurance policy commenced from the mid-quarter in 2019.

Depreciation and amortization

Depreciation and amortization were ₽368 million for the six months ended June 30, 2020, compared to ₽334 million for the six months ended June 30, 2019. Depreciation and amortization increased by ₽34 million, or 10.3%, primarily due to additional depreciation charge related to leasehold improvements recognized in 2019 and on-going depreciation for the six months ended June 30, 2020 due to redesign of our offices in Yaroslavl and in Moscow.

Finance income and costs

Finance income was ₽28 million for the six months ended June 30, 2020 compared to ₽46 million for the six months ended June 30, 2019. Finance income decreased by ₽18 million, or 39.2%, compared to the six months ended June 30, 2019 primarily due to a decrease in income from cash deposits.

Finance costs were ₽227 million for the six months ended June 30, 2020, compared to ₽325 million for the six months ended June 30, 2019. Finance costs decreased by ₽98 million or 29.9% primarily due to a gradual decrease in the Key Rate of Central Bank of Russia over the last 12 months from 7.5% as of June 30, 2019 to 4.5% as of June 30, 2020.

Net foreign exchange gain/loss

Net foreign exchange gain was ₽95 million for the six months ended June 30, 2020, compared to a ₽36 million loss for the six months ended June 30, 2019. The net foreign exchange gain for the six months ended June 30, 2020 reflects mostly the foreign exchange gain on the USD-denominated cash and cash equivalents balances, partly offset by the foreign exchange loss on the USD-denominated dividend payable.

Income tax expense

Income tax expense decreased to ₽306 million for the six months ended June 30, 2020 from ₽351 million for the six months ended June 30, 2019, due to a decrease in revenue resulting in a decrease in net income, as well a decrease in the effective tax rate.

The effective tax rate has decreased to 32.0% for the six months ended June 30, 2020 from 40.6% for the six months ended June 30, 2019 mainly due to (a) non-deductible IPO-related expense in the six months ended June 30, 2019 not occurring in the six months ended June 30, 2020, and (b) withholding tax on intra-group dividend in the six months ended June 30, 2019 not occurring in the six months ended June 30, 2020.

Net Income

Net income was ₽651 million for the six months ended June 30, 2020 compared to ₽514 million for the six months ended June 30, 2019. Net income increased by ₽137 million compared to the six months ended June 30, 2019, primarily due to the reasons described above.

B.            Liquidity and Capital Resources

Our principal financial instruments are comprised of cash and cash equivalents and our Credit Facility (as described further below under the heading “ — Indebtedness”). Our cash and cash equivalents are primarily kept with Russian banks JSC ‘ALFA-BANK’ (credit ratings: Moody’s — Ba1, S&P — BB+) and PJSC ‘VTB Bank’ (credit ratings: S&P — A3). We limit exposure to credit risk by holding cash and cash equivalents in the banks with high credit-ratings assigned by international credit-rating agencies.  Cash and cash equivalents are held in Russian Ruble (RUB), U.S. Dollar (USD), Kazakh Tenge (KZT) and Belarus Rouble (BYN).

Other financial assets and liabilities include trade and other receivables, deposits with financial institutions and trade and other payables. Substantially all of our financial assets are neither past due nor impaired.

As of June 30, 2020, our current liabilities exceeded current assets by ₽6,198 million. Our current liabilities were represented by (i) current portion of the Bank loan of ₽3,327 million as of June 30, 2020,  (ii) dividends payable in the amount of ₽1,749 and (iii) deferred revenue in the amount of ₽2,355. Due to the nature of our business, a substantial portion of our customers pay upfront for subscriptions, thus deferred revenue arises. We expect that deferred revenue will continue to exceed the amount of inventories and trade receivables on our balance sheet, resulting in negative working capital in future periods.

Our current portion of the Bank loan of ₽3,327 million as of June 30, 2020 included ₽3,040 million tranche maturing in May 2021. Subsequent to the reporting date, on August 24, 2020, we entered into a new credit facility agreement with PJSC ‘VTB Bank’, which among other things extended the maturity of the ₽3,040 million tranche to June 2025.

We have settled dividends payable as of June 30, 2020 in September 2020 in full.

Cash flows

The following table sets forth the summary cash flow statements for the periods indicated:

	For the six months ended June 30,
(in thousands of RUB)	2020	2019	Change
Net cash generated from operating activities	1,046,862	1,012,365	34,497
Net cash used in investing activities	(130,699)	(360,722)	230,023
Net cash used in financing activities	(631,369)	(666,440)	35,071
Net increase/(decrease) in cash and cash equivalents	284,794	(14,797)	299,591
Cash and cash equivalents, beginning of period	2,089,215	2,861,110	(771,895)
Effect of exchange rate changes on cash	51,913	(72,800)	124,713
Cash and cash equivalents, end of period	2,425,922	2,773,513	(347,591)

Net cash generated from operating activities

For the six months ended June 30, 2020, net cash generated from operating activities was ₽1,047 million compared to ₽1,012 million for the six months ended June 30, 2019. An increase was due to a decrease in income tax paid, partly offset by change in trade and other payables. A change in our contract liabilities was relatively flat, as a decrease in customer prepayments in the second quarter or 2020 on the back of COVID-19 pandemic was offset by an increase in the first quarter of 2020.

Net cash used in investing activities

For the six months ended June 30, 2020, net cash used in investing activities was ₽131 million compared to ₽361 million for the six months ended June 30, 2019. The change between the periods of ₽230 million was due to the acquisition of a 25.01% ownership interest in LLC “Skilaz” for ₽232 million in the first quarter of 2019.

Net cash used in financing activities

For the six months ended June 30, 2020, net cash used in financing activities was ₽631 million compared to ₽666 million for the six months ended June 30, 2019.

Capital Expenditures

Our additions to property and equipment and intangible assets in the six months ended June 30, 2020 were ₽143 million, including ₽64 million leasehold improvements and a purchase of the office equipment and furniture for the renovated office space for ₽39 million. Our additions to property and equipment and intangible assets in the six months ended June 30, 2020 decreased by ₽49 million compared to ₽192 million for the six months ended June 30, 2019, primarily due to the decrease in the office renovation expenses, as we are completing our renovation project in Moscow, and our cost savings initiatives in the second quarter of 2020.

Indebtedness

In connection with the acquisition of all of the outstanding interest of Headhunter FSU Limited from Mail.Ru Group Limited on February 24, 2016 (the “Acquisition”), on May 16, 2016 through our wholly owned subsidiary Zemenik LLC we entered into a syndicated credit facility with VTB Bank (PJSC) (“Credit Facility”), borrowing 5 billion. On October 5, 2017, we entered into an amendment to the Credit Facility pursuant to which we increased the maximum principal amount to 7 billion by borrowing an additional 2 billion, which we subsequently distributed to our shareholders. On August 24, 2020 we signed a new credit facility agreement with the PJSC ‘VTB Bank’, which extended the ultimate maturity of the loan from October 2022 to June 2025 as well as temporarily relaxed some performance covenants to account for the impact of COVID-19 on the Group’s financial results.

As of June 30, 2020, our total indebtedness under the Credit Facility was ₽4,615 million.

The major terms of the loan are as follows:

•                  Interest rate: Central Bank of Russia Key Rate + 2%;

•                  Maturity: matures pursuant to a quarterly schedule with final maturity in June 2025;

•                  Principal financial covenants: the ratio of net debt to EBITDA (as defined in the loan agreement), the ratio of EBITDA (as defined in the loan agreement) to interest expense, the minimum amount of revenue, and the minimum amount of cash sales.

The Credit Facility may be terminated at any time in the event of a default, or likely default, by the lender. Zemenik LLC, Headhunter FSU Limited, and HeadHunter Group PLC (formerly Zemenik Trading Limited) also provided guarantees in favor of VTB Bank (PJSC) in connection with the Credit Facility. The Credit Facility includes various legal restrictions including change of control provisions, restrictions and limitations on shareholder distributions, a prepayment penalty, as well as financial covenants. The Credit Facility contains certain restrictions on our ability to declare and pay dividends, including that we cannot declare and pay dividends to our shareholders without the prior written consent of VTB Bank (PJSC), except for in certain circumstances, including, inter alia, dividends not exceeding 100% of the Adjusted Consolidated Net Profit of the Group, provided that the pro-forma Net Debt to EBITDA (as defined in the loan agreement) ratio immediately after the payment calculated under terms of the Credit Facility does not exceed 3:1. The Credit Facility is collateralized with the shares of Headhunter FSU Limited and participation interests in Headhunter LLC and Zemenik LLC

As of December 31, 2019, and June 30, 2020, the Group complied with all financial and other covenants in the Credit Facility agreement.

C.            Research and development, patents and licenses, etc.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and we intend to and have sufficient resources to complete development and to use or sell the asset. The capitalized expenditures include direct labor and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditures are recognized in the profit or loss as incurred. Subsequent to initial recognition, capitalized development expenditures are measured at cost less accumulated amortization and accumulated impairment losses.

In accordance with the policies above, we have capitalized expenditures related to development of our website software.

D.            Trend Information

Other than as disclosed elsewhere in this Form 6-K, we are not aware of any trends, uncertainties, demands, commitments or events since June 30, 2020 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.            Off-balance sheet arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.             Tabular disclosure of contractual obligations

The following table summarizes our on balance sheet minimum contractual obligations as at June 30, 2020:

(in thousands of RUB)

At June 30, 2020

		Contractual cash flows
	Carrying amount	Total	Less than 1 year	1-2 years	2-5 years
Non-derivative financial liabilities
Credit Facility	4,597,377	4,959,543	3,592,530	375,389	991,623
Lease liabilities	265,985	312,070	93,360	90,766	127,943
Trade and other payables	428,749	428,749	423,480	5,269	—
Total:	5,292,111	5,700,361	4,109,371	471,424	1,119,566

G.           Safe Harbor

This filing on Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this filing that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, significant competition in our markets, our ability to maintain and enhance our brand, our ability to improve our user experience and product offerings, our ability to respond to industry developments, our reliance on Russian Internet infrastructure, macroeconomic and global geopolitical developments affecting the Russian economy or our business, including the impact of the COVID-19 pandemic, changes in the political, legal and/or regulatory environment, privacy and data protection concerns  and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2019 and our prospectus pursuant to Rule 424(b) filed with the SEC on July 16, 2020, as such factors may be updated from time to time in our other filings with the U.S. Securities and Exchange Commission (“SEC”), each of which is on file with the SEC and is available on the SEC website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.